UNITED STATES OF AMERICA
BEFORE THE SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

File No 070-9091

REPORT FOR PERIOD

January 1, 2005 to March 31, 2005

PURSUANT TO RULE 24

In the matter of:

CSW Energy, Inc.
CSW International, Inc.
Columbus, Ohio 43215

This report is filed under Rule 24 of the Public Utility Holding Company Act of 1935 by CSW Energy, Inc. (“CSW Energy”), and CSW International, Inc. (“CSW International”). The two companies are wholly owned subsidiaries of AEP Utilities, Inc.

Under HCAR 35-26887, CSW Energy and CSW International are authorized to enter into agreements to provide energy-related services to certain associate companies at fair market prices.

Attached is the information required pursuant to HCAR 35-26887.

(1)	Consolidated Balance Sheets for CSW Energy and CSW International as of the relevant quarter end. Refer to Exhibits A and B, respectively.

(2)	Consolidated Statements of Income for CSW Energy and CSW International for the twelve months ended as of the relevant quarter end. Refer to Exhibits C and D, respectively.

(3)
Name, owner, and location of each qualifying facility, independent power facility and foreign utility company served by CSW Energy and CSW International or subsidiaries thereof as specified in HCAR 35-26887.   None.

(4)	The amount of compensation received from each qualifying facility, independent power facility and foreign utility company. None.

(5)	Information on intercompany service transactions as specified in HCAR 35-26887 between CSW Energy, CSW International and their respective subsidiaries. None.

Exhibit A

CSW Energy, Inc.
Consolidated Balance Sheet
March 31, 2005
(Unaudited)
($000's)
Assets

Current Assets:
Cash and Cash Equivalents	$6,842
Advances to Affiliates	32,109
Accounts Receivable	4,367
Income Tax Benefit	985
Prepaid Expenses and Other	4,498
Total Current Assets	48,801

Investments In and Advances to Energy Projects	36,844

Other Assets:
Construction in Progress and Project Development Costs	4
Property, Plant, and Equipment, net	120,744
Other	2,297
Total Other Assets	123,745

Total Assets	$209,390

Liabilities and Shareholder's Equity

Current Liabilities:
Accounts Payable	$383
Accounts Payable - Affiliated	1,022
Long-term Debt Due Within One Year	7,848
Accrued Liabilities and Other	3,022
Total Current Liabilities	12,275

Long-term Debt	59,261
Deferred Income Taxes	53,561
Other	6,516
Total Liabilities	131,613

Shareholder's Equity (Deficit):
Common Stock	1
Additional Paid-in-Capital	94,833
Accumulated Deficit	(17,057)
Total Shareholder's Equity	77,777

Total Liabilities and Shareholder's Equity	$209,390

Exhibit B

CSW International, Inc.
Consolidated Balance Sheet
March 31, 2005
(Unaudited)
($000's)

Assets

Current Assets:
Advances to Affiliates	$9,866
Prepayments and Other	179
Total Current Assets	10,045
Deferred Income Tax Benefit	4,867
Total Assets	$14,912

Liabilities and Capitalization

Current Liabilities:
Accounts Payable - Affiliated	$43
Accrued Taxes Payable	21,124
Other	15,035
Total Current Liabilities	36,202

Capitalization:
Common Stock	1
Paid-in Capital	113,762
Accumulated Deficit	(135,053)
Total Capitalization	(21,290)

Total Liabilities and Capitalization	$14,912

Exhibit C

CSW Energy, Inc.
Consolidated Statement of Income
For the Twelve Months Ended March 31, 2005
(Unaudited)
($000's)

OPERATING REVENUE:
Electric Revenues	$13,017
Equity in Income from Energy Projects	4,816
Operating and Maintenance Contract Services	12,967
Other	(405)
Total Operating Revenue	30,395

OPERATING EXPENSES:
Operating, Maintenance and Supplies	11,960
Depreciation and Amortization	8,515
Salaries, Wages and Benefits	4,259
General and Administrative Expenses	9,736
Total Operating Expenses	34,470

LOSS FROM OPERATIONS	(4,075)

OTHER INCOME (EXPENSE):
Interest Income	9,187
Interest Expense	(6,262)
Sale of Project Ownership Interest	104,623
Provision for Asset Impairment	(1,650)
Other	2,036
Total Other Income	107,934

INCOME BEFORE INCOME TAXES	103,859

INCOME TAXES	30,073

NET INCOME	$73,786

Exhibit D

CSW International, Inc.
Consolidated Statement of Income
For the Twelve Months Ended March 31, 2005
(Unaudited)
($000's)

Operating Revenues - Equity Earnings	$-

Operating Expenses - General and Administrative	1,035

Operating Loss	(1,035)

Other Income (Expense):
Interest Income	1,131
Interest Income-Affiliated	784
Gain from Sale of Socoast	47,595
Interest Expense	77
Interest Expense-Affiliated	(428)
Other	(3,059)
Total Other Income	46,100

Income Before Income Taxes	45,065

Income Taxes	11,543

Net Income	$33,522

S I G N A T U R E

As required by order of this Commission pursuant to the Public Utility Holding Company Act of 1935, CSW Energy and CSW International have duly caused this report to be signed on their behalf on this 27th day of May, 2005.

/s/ Rebecca J. Buonavolonte

Rebecca J. Buonavolonte
Managing Director - Financial Reporting
AEP Service Corporation